

March 8, 2010

Via U.S. Mail

Mr. Mark A. Maki
Vice President – Finance
Enbridge Energy Partners, L.P.
1100 Louisiana Street, Suite 3300
Houston, Texas 77002

          Re: **Enbridge Energy Partners, L.P.**
                   Form 10-K for the Fiscal Year Ended December 31, 2008
                   Filed February 19, 2009
                   File No. 1-10934

Dear Mr. Maki:

We have completed our review of your filing and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Via Facsimile

       Laura J. McMahon, Esq.
       Fulbright & Jaworski, L.L.P.
       (713) 651-5246